Shanda Reports Second Quarter 2011 Unaudited Results

- Net Revenues Increased 26% YoY to US$264.2 Million
- Non-GAAP Diluted Earnings per ADS were US$0.18

Shanghai, China—August 31, 2011—Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights

•	Consolidated net revenues increased 5% quarter-over-quarter and increased 26% year-over-year to RMB1,709.8 million (US$264.2 million).

•	Shanda Games’ revenues increased 5% quarter-over-quarter and increased 19% year-over-year to RMB1,320.5 million (US$204.0 million).

•	Shanda Online’s revenues increased 2% quarter-over-quarter and increased 24% year-over-year to RMB308.0 million (US$47.6 million).

•	Other revenues decreased 1% quarter-over-quarter and increased 53% year-over-year to RMB403.8 million (US$62.4 million).

•	Non-GAAP operating income was RMB137.6 million (US$21.3 million), compared with RMB196.1 million in the first quarter of 2011 and RMB292.4 million in the second quarter of 2010.

•	Non-GAAP net income attributable to ordinary shareholders was RMB63.6 million (US$9.9 million), compared with RMB133.5 million in the first quarter of 2011 and RMB235.9 million in the second quarter of 2010. Non-GAAP earnings per diluted ADS were RMB1.10 (US$0.18), compared with RMB2.32 in the first quarter of 2011 and RMB3.86 in the second quarter of 2010.

“We continued to solidify our position at the forefront of interactive entertainment this quarter by further expanding the breadth and depth of our content as well as broadening the reach of our platform,” said Tianqiao Chen, Chairman, Chief Executive Officer and President of Shanda. “We believe our strategic initiatives and investments in new products and services will help us better capture the tremendous opportunities in the fast evolving internet industry and rebuild the cultural landscape in China. As a content aggregator and distributor, Shanda remains committed to bringing the best digital experience to users and we are confident in our advancement toward our goal of building a global leading interactive entertainment group.”

Conference Call and Webcast Notice

Shanda will host a conference call at 10:00 a.m. on August 31, 2011 Beijing/Hong Kong time (10:00 p.m. on August 30, 2011 Eastern Time), to present an overview of the Company’s financial performance and business operations. A live webcast of the conference call will be available on the Company’s corporate website at http://www.snda.com.

Second Quarter 2011 Financial Results

Net Revenues. Net revenues were RMB1,709.8 million (US$264.2 million), representing an increase of 5% from RMB1,630.9 million in the first quarter of 2011 and an increase of 26% from RMB1,357.3 million in the second quarter of 2010. The quarter-over-quarter increase was primarily driven by an increase in revenues from Shanda Games and Shanda Online.

Shanda Games’ revenues, including MMORPGs and advanced casual games, were RMB1,320.5 million (US$204.0 million), representing an increase of 5% from RMB1,252.6 million in the first quarter of 2011 and an increase of 19% from RMB1,112.7 million in the second quarter of 2010.

Shanda Online’s revenues were RMB308.0 million (US$47.6 million), representing an increase of 2% from RMB301.3 million in the first quarter of 2011 and an increase of 24% from RMB248.9 million in the second quarter of 2010.

Other revenues, including Ku6 Media, literature business, social network games, and other businesses were RMB403.8 million (US$62.4 million), representing a decrease of 1% from RMB406.6 million in the first quarter of 2011 and an increase of 53% from RMB263.3 million in the second quarter of 2010.

Gross Profit. Consolidated gross profit was RMB941.4 million (US$145.5 million), representing a decrease of 1% from RMB950.0 million in the first quarter of 2011 and an increase of 14% from RMB823.1 million in the second quarter of 2010. Gross margin was 55.1% in the second quarter of 2011, compared with 58.3% in the first quarter of 2011 and 60.6% in the second quarter of 2010.

Shanda Games gross profit was RMB800.7 million (US$123.7 million), representing an increase of 5% from RMB761.2 million in the first quarter of 2011 and an increase of 24% from RMB645.6 million in the second quarter of 2010. Shanda Games gross margin was 60.6% in the second quarter of 2011, compared with 60.8% in the first quarter of 2011 and 58.0% in the second quarter of 2010.

Shanda Online gross profit was RMB221.9 million (US$34.3 million), representing an increase of 2% from RMB218.0 million in the first quarter of 2011 and an increase of 13% from RMB196.2 million in the second quarter of 2010. Shanda Online gross margin was 72.1% in the second quarter of 2011, compared with 72.3% in the first quarter of 2011 and 78.8% in the second quarter of 2010.

Other businesses gross profit was RMB0.1 million (US$0.02 million), representing a decrease of 100% from RMB90.4 million in the first quarter of 2011 and a decrease of 100% from RMB33.8 million in the second quarter of 2010. Other businesses’ gross margin was 0.03% in the second quarter of 2011, compared with 22.2% in the first quarter of 2011 and 12.9% in the second quarter of 2010.

Operating Income. Operating income was RMB82.8 million (US$12.8 million), compared with RMB148.1 million in the first quarter of 2011 and RMB226.4 million in the second quarter of 2010. Operating margin was 4.8% in the second quarter of 2011, compared with 9.1% in the first quarter of 2011 and 16.7% in the second quarter of 2010.

Non-GAAP Operating Income. Non-GAAP operating income was RMB137.6 million (US$21.3 million), compared with RMB196.1 million in the first quarter of 2011 and RMB292.4 million in the second quarter of 2010. Non-GAAP operating margin was 8.1% in the second quarter of 2011, compared with 12.0% in the first quarter of 2011 and 21.5% in the second quarter of 2010.

Share-based compensation was RMB54.8 million (US$8.5 million) in the second quarter of 2011, compared with RMB48.0 million in the first quarter of 2011 and RMB66.0 million in the second quarter of 2010.

Income Tax Expense. Income tax expense was RMB84.1 million (US$13.0 million), compared with RMB94.7 million in the first quarter of 2011 and RMB40.7 million in the second quarter of 2010.

Net Income from Continuing Operations. Net income from continuing operations was RMB0.6 million (US$0.1 million), compared with RMB129.7 million in the first quarter of 2011 and RMB184.6 million in the second quarter of 2010.

Net Income from Discontinued Operations. Net income from discontinued operations reflects the operating results of Beijing Huayi Brothers Music Co., Ltd, which Hurray! (now known as Ku6 Media Co., Ltd.), sold to Huayi Brothers Media Corporation in May 2010.

There was no income or loss from discontinued operations in the second and first quarter of 2011. The net gain from discontinued operations in the second quarter of 2010 was RMB31.5 million.

Net Income Attributable to Ordinary Shareholders. Net income was RMB8.8 million (US$1.4 million), compared with RMB85.5 million in the first quarter of 2011 and RMB169.9 million in the second quarter of 2010. Earnings per diluted ADS in the second quarter of 2011 were RMB0.16 (US$0.02), compared with RMB1.48 in the first quarter of 2011 and RMB2.78 in the second quarter of 2010.

Non-GAAP Net Income Attributable to Ordinary Shareholders. Non-GAAP net income was RMB63.6 million (US$9.9 million), compared with RMB133.5 million in the first quarter of 2011 and RMB235.9 million in the second quarter of 2010. Non-GAAP earnings per diluted ADS in the second quarter of 2011 were RMB1.10 (US$0.18), compared with RMB2.32 in the first quarter of 2011 and RMB3.86 in the second quarter of 2010.

Share Repurchase Program. During the second quarter of 2011, Shanda repurchased an aggregate of 336,306 ADSs.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.4716 to US$1.00 as published by the People’s Bank of China on June 30, 2011. The percentages stated in this press release are calculated based on the RMB amounts.

Note to the Financial Information
The unaudited financial information disclosed above is preliminary. Adjustments to these preliminary financial statements may be identified during the audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted operating income, adjusted net income and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Statements in this announcement that are not historical facts, including but not limited to statements regarding the continuous growth of the Company, the success of any acquisitions or investments by the Company or any subsidiaries, the introduction of expansion packs to existing titles, the introduction and timing of new MMORPG game titles and the introduction of new casual game titles, the success of our online literature platform, the success of our online video operations, the signing and development of successful artist for our music business, and the success of our wireless value added business, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games to be released in 2011, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, the risk that our contract writers do not deliver appealing literature products, the risk that our online video website fails to attract advertisers or content providers, the risk that we fail to sign popular music artists or fail to continue to successfully promote our existing artists, the risk that the laws and regulations in the PRC continue to prohibit or restrict offering of wireless valued added products, the risk that the Company fails to deliver continuous growth in 2011, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events, except as required under applicable laws.

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (Nasdaq: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Cloudary, Ku6 Media, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to social network games, e-sports, literature, film, television, music, and video etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com.

Contact
Shanda Interactive Entertainment Limited
Dahlia Wei, IR Associate Director
Elyse Liao, IR Senior Manager
Phone: +86-21-6058-8688 (Shanghai)
Email: IR@snda.com

Christensen Investor Relations
China:
Christian Arnell
Phone: +86-10-5826-4939
Email: carnell@christensenir.com

United States:
Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

	SHANDA INTERACTIVE ENTERTAINMENT LIMITED
	UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
	(in millions)
		As of December 31, 2010		As of June 30, 2011
		RMB		RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		5,550.2		6,213.3	960.1
Restricted cash		5.4		3.1	0.5
Short-term investments		2,257.9		2,459.6	380.1
Marketable securities		16.9		17.7	2.7
Accounts receivable		260.3		326.1	50.4
Inventories		130.8		160.6	24.8
Due from related parties		0.0		0.0	0.0
Deferred licensing fees and related costs		48.3		47.8	7.4
Prepayments and other current assets		425.7		395.0	61.0
Deferre Deferred tax assets		115.6		145.0	22.4

Total current assets		8,811.1		9,768.2	1,509.4

Time deposit with maturity over one year		1,215.3		137.1	21.2
Investments at equity and cost		237.5		277.5	42.9
Other investments		41.6		23.5	3.6
Property, equipment and software		715.4		813.7	125.7
Intangible assets		2,020.3		1,738.6	268.6
Goodwill		1,142.9		1,105.9	170.9
Long-term deposits		62.8		52.4	8.1
Long-term prepayments		390.4		486.5	75.2
Long-term assets		235.6		496.6	76.7
Non-current deferred tax assets		19.8		28.0	4.3

Total assets		14,892.7		14,928.0	2,306.6

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		415.5		441.8	68.3
Licensing fees payable		246.9		172.3	26.6
Taxes payable		211.0		201.7	31.2
Deferred revenue		729.5		698.9	108.0
Due to related parties		3.1		3.0	0.5
Short term loan		0.0		527.7	81.5
Other payables and accruals		826.9		886.6	136.9
Deferred tax liabilities		93.8		67.2	10.4
Convertible debt within one year		1,052.8		477.0	73.7

Total current liabilities		3,580.0		3,476.2	537.1

Non-current deferred tax liabilities		389.6		372.0	57.5
Non-current income tax liabilities		9.4		9.4	1.5
Long-term liabilities		49.4		81.7	12.6
Non-current deferred revenue		76.3		102.9	15.9

Total liabilities		4,104.7		4,042.2	624.6

Redeemable non-controlling interests		25.3		40.7	6.3
Equity
Ordinary shares		9.8		9.8	1.5
Additional paid-in capital		6,976.8		6,823.7	1,054.4
Statutory reserves		207.6		220.7	34.1
Accumulated other comprehensive loss		(191.1)		(229.6)	(35.5)
Retained earnings		1,704.7		1,720.3	265.8

Total Shanda shareholder’ equity		8,707.8		8,544.9	1,320.3
Non-controlling interests		2,054.9		2,300.2	355.3

Total equity		10,762.7		10,845.1	1,675.6

Total liabilities and shareholders’ equity		14,892.7		14,928.0	2,306.6

	SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
	(in millions, except for share and per share data)
		For the three months period ended,

	June 30,	March 31,	June 30,
	2010(Adjusted) (1)	2011	2011

	RMB	RMB	RMB		US$
Net revenues
Shanda Games	1,112.7	1,252.6	1,320.5		204.0
Shanda Online	248.9	301.3	308.0		47.6
Others	263.3	406.6	403.8		62.4
Elimination	(267.6)	(329.6)	(322.5)		(49.8)

Total	1,357.3	1,630.9	1,709.8		264.2

			¡@		¡@
Cost of services			¡@		¡@
Shanda Games	(467.1)	(491.4)	(519.8)		(80.3)
Shanda Online	(52.7)	(83.3)	(86.1)		(13.3)
Others	(229.5)	(316.2)	(403.7)		(62.4)
Elimination	215.1	210.0	241.2		37.3

Total	(534.2)	(680.9)	(768.4)		(118.7)

			¡@		¡@
Gross profit			¡@		¡@
Shanda Games	645.6	761.2	800.7		123.7
Shanda Online	196.2	218.0	221.9		34.3
Others	33.8	90.4	0.1		0.0
Elimination	(52.5)	(119.6)	(81.3)		(12.5)

Total overall gross profit margin	823.1	950.0	941.4		145.5

Operating expenses:
Product development	(144.6)	(246.8)	(250.8)		(38.8)
Sales and marketing	(176.7)	(221.6)	(222.0)		(34.3)
General and administrative	(275.4)	(333.5)	(385.8)		(59.6)

Total operating expenses	(596.7)	(801.9)	(858.6)		(132.7)

	¡@				¡@
Income from operations	226.4	148.1	82.8		12.8
Interest (expenses)/income, net	(1.6)	35.2	31.7		4.9
Other income/(expenses), net	2.5	48.2	(21.2)		(3.3)

Income before income tax expenses, equity in loss
of affiliates	227.3	231.5		93.3	14.4
Income tax expense	(40.7)	(94.7)	(84.1)		(13.0)
Equity in loss of affiliates	(2.0)	(7.1)	(8.6)		(1.3)

Net income from continuing operations	184.6	129.7	0.6		0.1

Discontinued operations:
Net income(loss) from discontinued operations, net of tax	0.9	—	—		—
Gain from disposal of discontinued operations, net of tax	30.6	—	—		—

Net income (loss) from discontinued
operations, net of tax	31.5	-	-		-

Net income	216.1	129.7	0.6		0.1

			¡@
Less: Net income(loss) attributable to non-controlling interests and redeemable preferred
shares issued by a subsidiary	(46.2)	(44.2)	8.2		1.3

Net income attributable to Shanda
Interactive Entertainment Limited	169.9	85.5	8.8		1.4

Earnings per share:
Basic	1.43	0.76	0.08		0.01
Diluted	1.39	0.74	0.08		0.01
Earnings per ADS:
Basic	2.86	1.52	0.16		0.02
Diluted	2.78	1.48	0.16		0.02
Weighted average ordinary shares outstanding:
Basic	119,109,584	112,555,090	112,973,774		112,973,774
Diluted	122,219,940	115,404,101	115,018,676		115,018,676
Weighted average ADS outstanding:
Basic	59,554,792	56,277,545	56,486,887		56,486,887
Diluted	61,109,970	57,702,051	57,509,338		57,509,338
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP operating income	292.4	196.1	137.6		21.3
Share-based compensation cost	(66.0)	(48.0)	(54.8)		(8.5)

GAAP operating income	226.4	148.1	82.8		12.8

Non-GAAP net income attributable to Shanda Interactive Entertainment
Limited	235.9	133.5	63.6		9.9
Share-based compensation cost	(66.0)	(48.0)	(54.8)		(8.5)

GAAP net income attributable to Shanda Interactive Entertainment
Limited	169.9	85.5	8.8		1.4

Non-GAAP diluted earnings per ADS	3.86	2.32	1.10		0.18
Share-based compensation cost per ADS	(1.08)	(0.84)	(0.94)		(0.16)

GAAP diluted earnings per ADS	2.78	1.48	0.16		0.02

(1) Reflects the results from transaction of disposal of Huayi Music in accordance with the disclosure requirement of the U.S. GAAP.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the six months period ended,
	June 30,		June 30,
	2010	¡¡	2011
	RMB		RMB	US$
Net revenues
Shanda Games	2,255.9		2,573.1	397.6
Shanda Online	502.0		609.3	94.1
Others	440.8		810.4	125.2
Elimination	(541.8)	¡¡	(652.1)	(100.8)

Total	2,656.9	¡¡	3,340.7	516.1

Cost of services
Shanda Games	(936.3)		(1,011.2)	(156.3)
Shanda Online	(102.4)		(169.4)	(26.2)
Others	(387.0)		(719.9)	(111.2)
Elimination	437.0	¡¡	451.2	69.7

Total	(988.7)	¡¡	(1,449.3)	(224.0)

Gross profit
Shanda Games	1,319.6		1,561.9	241.3
Shanda Online	399.6		439.9	67.9
Others	53.8		90.5	14.0
Elimination	(104.8)	¡¡	(200.9)	(31.1)

Total Overall gross profit margin	1,668.2	¡¡	1,891.4	292.1

Operating expenses:
Product development	(276.3)		(497.6)	(76.9)
Sales and marketing	(318.4)		(443.6)	(68.5)
General and administrative	(503.3)	¡¡	(719.3)	(111.1)

Total operating expenses	(1,098.0)	¡¡	(1,660.5)	(256.5)

Income from operations	570.2		230.9	35.5
Interest (expenses)/income, net	1.2		66.9	10.3
Other income, net	57.0	¡¡	27.0	4.2

Income before income tax expenses, Equity in loss of affiliates	628.4		324.8	50.1
Income tax expense	(164.4)		(178.8)	(27.6)
Equity in loss of affiliates	(4.2)	¡¡	(15.7)	(2.4)

Net income from continuing operations	459.8	¡¡	130.3	20.1

Discontinued operations:
Net loss from discontinued operations, net of tax	*0.0		—	—
Gain from disposal of discontinued operations, net of tax	30.6	¡¡	—	—

Net income from discontinued operations, net of tax	30.6	¡¡	—	-

Net income	490.4	¡¡	130.3	20.1

Less: Net income attributable to non-controlling interests and redeemable preferred shares issued by a subsidiary	(98.6)	¡¡	(36.0)	(5.6)

Net income attributable to Shanda Interactive Entertainment Limited	391.8	¡¡	94.3	14.7

Earnings per share:
Basic	3.10		0.84	0.13
Diluted	3.02		0.82	0.13
Earnings per ADS:
Basic	6.20		1.68	0.26
Diluted	6.04		1.64	0.26
Weighted average ordinary shares outstanding:
Basic	126,238,131		112,765,589	112,765,589
Diluted	129,777,905		115,212,545	115,212,545
Weighted average ADS outstanding:
Basic	63,119,066		56,382,795	56,382,795
Diluted	64,888,953		57,606,273	57,606,273
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP operating income	679.0		333.7	51.7
Share-based compensation cost	(108.8)	¡¡	(102.8)	(15.9)

GAAP operating income	570.2	¡¡	230.9	35.8

Non-GAAP net income attributable to Shanda Interactive Entertainment Limited	500.6		197.1	30.6
Share-based compensation cost	(108.8)	¡¡	(102.8)	(15.9)

GAAP net income attributable to Shanda Interactive Entertainment Limited	391.8	¡¡	94.3	14.7

Non-GAAP diluted earnings per ADS	7.72		3.42	0.52
Share-based compensation cost per ADS	(1.68)	¡¡	(1.78)	(0.26)

GAAP diluted earnings per ADS	6.04	¡¡	1.64	0.26